SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 8, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on June 8, 2020.

Autonomous City of Buenos Aires, June 8th 2020.

To

BYMA

Re.: Sect. 63 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 63 of the rules in force, we hereby provide the following information regarding the financial statement as of March 31st 2019:

Figures in thousand AR$

(i) Net income for the period – Profit	7,074,470
Attributable to company’s shareholders – Profit	7,074,404
Attributable to non-controlling interests	66
(ii) Other comprehensive income - Profit	(1,040,698)
(iii) Total income for the period - Profit	6,033,772
Attributable to company’s shareholders – Profit	6,033,706
Attributable to non-controlling interests	66

(iv) Net Shareholders’ Equity	119,070,926
Capital stock	639,413
Stock issuance premium	12,429,781
Adjustments to Shareholders’ Equity	37,118,530
Other comprehensive income	(900,651)
Legal Reserve	16,613,797
Optional Reserve	42,596,227
Unappropriated Retained Earnings – Profit	10,572,244
Attributable to non-controlling interests	1,585

Below please find information on the percentage of capital stock and voting rights of Banco Macro S.A.:

Shareholder Name	Percentage of capital stock	Percentage of voting rights
Other shareholders (Foreign Stock Exchange)	30.14%	28.16%
ANSES-F.G.S. Law Nº 26.425	28.80%	26.90%
Delfín Jorge Ezequiel Carballo	17.47%	19.19%
Jorge Horacio Brito	17.37%	19.37%
Other shareholders (Local Stock Exchange)	6.22%	6.38%

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 8, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer